UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

OpGen, Inc. Full Name of Registrant

__________________________
Former Name if Applicable

23219 Stringtown Road, Suite 300
Address of Principal Executive Office (Street and Number)

Clarksburg, MD 20871
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

OpGen, Inc. (“Registrant”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because the Registrant’s auditors require additional time to complete their review of the financial statements included in the Form 10-Q. The Registrant’s auditors have been unusually busy during the period leading up to the due date. The Registrant intends to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

David Caplon	(240)	808-8642
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2023, the Company’s Quarterly Report on Form 10-Q for such period indicated approximately $699 thousand in revenues and a net loss of approximately $4.1 million. Due to the insolvency filings of the Company’s foreign subsidiaries in November 2023, the Company’s Form 10-Q for the three months ended September 30, 2024 will not include the operating activity for these entities, which was included in the 2023 filing for the same period. In addition, the Company shifted its focus at the end of 2023 and into 2024 toward pursuing a strategic transaction, so domestic operations, and as a result, revenues and expenditures, declined. In March 2024, the Company entered into a securities purchase agreement (the “March 2024 Purchase Agreement”) with an investor, pursuant to which the Company agreed to sell 3,000,000 shares of Series E Convertible Preferred Stock to the investor at a price of $1.00 per share for aggregate gross proceeds of $3.0 million. The investor paid $550,000 in exchange for 550,000 shares of Series E Preferred Stock in March and April 2024. In July 2024, the investor consummated a transaction pursuant to which he sold his 550,000 shares of Series E Preferred Stock together with his rights to purchase the additional 2,450,000 shares of Series E Preferred Stock under the March 2024 Purchase Agreement to AEI Capital Ltd. Subsequently, AEI Capital Ltd. paid the Company $2.45 million in August 2024 in exchange for the remaining 2,450,000 shares of Series E Preferred Stock under the terms of the March 2024 Purchase Agreement. The $2.45 million funding in August 2024 allowed the Company to settle its outstanding indebtedness with its creditors, and upon settlement of such indebtedness, the Company recorded a gain on extinguishment of debt of approximately $9.7 million, which represents the excess of the fair value of the outstanding principal, accumulated and deferred interest, and the PPI over the settlement amount. Given these factors, the Company’s preliminary statement of operations for the three months ended September 30, 2024 shows no revenues and net income of approximately $8.9 million. These preliminary figures for the three months ended September 30, 2024 are subject to change and will be reviewed by the Company’s independent auditor, but these are our estimated figures at this time.

	PRELIMINARY	ACTUAL
	Three months ended September 30,
	2024	2023
Revenue
Product sales	$—	$558,965
Laboratory services	—	47,135
Collaboration revenue	—	92,922
Total revenue	—	699,022
Operating expenses
Cost of products sold	—	618,796
Cost of services	—	73,174
Research and development, net	488	1,201,865
General and administrative	768,551	2,034,628
Sales and marketing	14,846	336,184
Total operating expenses	783,885	4,264,647
Operating loss	(783,885)	(3,565,625)
Other income (expense)
Interest and other income	92,131	24,977
Interest expense	(3,238)	(396,768)
Gain on impairment adjustment	—	—
Gain on extinguishment of debt	9,738,487	—
Gain on settlement of compensation expenses	570,785	—
Foreign currency transaction (losses) gains	(2)	(135,930)
Change in fair value of derivative financial instruments	—	10,389
Change in fair value of EIB loan guaranty	(683,200)	—
Total other income (expense)	9,714,963	(497,332)
Income (loss) before income taxes	8,931,078	(4,062,957)
Provision for income taxes	—	—
Net income (loss)	$8,931,078	$(4,062,957)
Net income (loss) allocated to preferred stockholders – basic	(690,467)	—
Net income (loss) available to common stockholders – basic	$8,240,611	$(4,062,957)

Net income (loss)	$8,931,078	$(4,062,957)
Net income (loss) allocated to preferred stockholders – diluted	—	—
Net income (loss) available to common stockholders – diluted	$8,931,078	$(4,062,957)

Earnings (loss) per share attributable to common stockholders
Basic	$1.43	$(4.63)
Diluted	$1.35	$(4.63)

Weighted average shares outstanding
Basic	5,760,214	877,815
Diluted	6,603,804	877,815

Net income (loss)	$8,931,078	$(4,062,957)
Other comprehensive income – foreign currency translation	—	78,815
Comprehensive income (loss)	$8,931,078	$(3,984,142)

OpGen, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2024	By:	/s/ John Tan Honjian
	Name:	John Tan Honjian
	Title:	Chairman and Chief Executive Officer

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